SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             Ebiz Enterprises, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                 (CUSIP Number)

                               Jeffrey Perry, Esq.
                             Ebiz Enterprises, Inc.
                              15695 North 83rd Way
                            Scottsdale, Arizona 85260
                                 (480) 778-1000



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 4, 2001
                     ---------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

                        (Continued on following page(s))

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Bomar Shaw Family Trust, LLC

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            00
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Colorado
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                    17,202,059 *
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,188,000
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            OO
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Bomar Shaw Family Trust, LLC beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                     MV3LP, LLLP

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            00
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Colorado
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       2,176,000
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that MV3LP, LLLP beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Hayjour Family Limited Partnership

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         Arizona
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,703,212
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Hajour Family Limited Partnership beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Kona Investments Limited Partnership

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         Arizona
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,618,212
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Kona Investments Limited, LP beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Stephen P. and Roberta G. Shadle Trust

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         Arizona
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                         110,443
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            00
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that the Stephen P. and Roberta G. Shadle Trust beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                     Marian Shaw

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            00
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER


                                                                           3,476
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,238,191
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Marian Shaw beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                  Debi S. Rassas

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,703,212
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Debi S. Rassas beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                    Mark Bolzern

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                       (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            00
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER


                                                                          26,525
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       2,181,400
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Mark Bolzern beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
                                                               Stephen C. Herman

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,618,212
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Stephen C. Herman beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                               Jeffrey I. Rassas

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4
                                 SOURCE OF FUNDS
            OO
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                               0
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,703,212
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Jeffrey I. Rassas beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                   David S. Shaw

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                             SC
                                 SOURCE OF FUNDS
            00
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                         108,691
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                       1,191,476
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                         |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that David Shaw beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                               Stephen P. Shadle

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                       (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                            SC
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,774,083
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                         110,443
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Stephen P. Shadle beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                   Bruce Parsons

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                       (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                            SC
                                 SOURCE OF FUNDS
            SC, PF
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                       1,021,766
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Bruce Parsons beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                    Scott Shadle

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                            SC
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                         977,376
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                          |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Scott Shadle beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                     Nick Futter

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                            SC
                                 SOURCE OF FUNDS
            SC, PF
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                         919,093
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                          |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Nick Futter beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                       Don Young

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                            SC
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                            |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                         632,723
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                          |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Don Young beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

                                                                  Dave Colesante

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                        (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                            SC
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                          |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                         567,154
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                          |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Dave Colesante beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Cusip No.
----------- --------------------------------------------------------------------
1
            NAME OF REPORTING PERSON

            Michael G. Colesante

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

----------- --------------------------------------------------------------------
2                                                                       (a) [ ]
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (b) [x]
----------- --------------------------------------------------------------------
3
                                  SEC USE ONLY
----------- --------------------------------------------------------------------
4                                                                           SC
                                 SOURCE OF FUNDS
            SC
----------- --------------------------------------------------------------------
5                                                                           |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------- --------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
----------- --------------------------------------------------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                                                               0
                          -------- ---------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                                                      17,202,059
                          -------- ---------------------------------------------
         EACH             9
       REPORTING                   SOLE DISPOSITIVE POWER
                                                                         369,905
                          -------- ---------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                                                               0
------------------------- -------- ---------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      17,202,059
----------- --------------------------------------------------------------------
12                                                                           |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            55.07%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Michael G. Colesante beneficially owns any of the shares of Ebiz common stock for which it is listed as having shared voting power.

Item 1.           Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value (the "Common Stock"), of Ebiz Enterprises Inc. a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 15695 North 83rd Way, Scottsdale, Arizona 85260.

Item 2.           Identity and Background.

         (a), (b), (c) and (f)

         This Schedule 13D is being filed by the Bomar Shaw Family Trust, LLC, MV3LP, LLLP, Hayjour Family Limited Partnership, Kona Investments Limited Partnership, the Stephen P. and Roberta G. Shadle Trust, Jeffrey I. Rassas, Debi
S. Rassas, Stephen C. Herman, David S. Shaw, Marian Shaw, Mark Bolzern, Stephen
P. Shadle, Bruce Parsons, Scott Shadle, Nick Futter, Don Young, Dave Colesante and Michael G. Colesante (the "Reporting Persons"). To the extent this Schedule 13D relates to the Bomar Shaw Family Trust, LLC, MV3LP, LLLP, Hayjour Family Limited Partnership, Kona Investments Limited Partnership, Jeffrey I. Rassas, Debi S. Rassas, Stephen C. Herman, David S. Shaw, Marian Shaw and Mark Bolzern (the "Original Reporters"), it hereby amends the Schedule 13D filed by the Original Reporters on October 20, 2000. The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted, for each natural person reporting beneficial ownership hereunder, are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen.

         Bomar Shaw Family Trust, LLC is a limited liability company organized under the laws of the State of Colorado. It is a family trust and the address of its principal business and office is 16748 C East Smokey Hill Road #243, Aurora, CO 80015-2494.

         MV3LP, LLLP is a limited liability limited partnership organized under the laws of the State of Colorado. Its serves as investment vehicle and the address of its principal business and office is 950 South Cherry, Suite 620, Denver, Colorado 80246.

         Hayjour Family Limited Partnership is limited partnership organized under the laws of the State of Arizona. It serves as an investment vehicle and the address of its principal business and office is 15695 North 83rd Way, Scottsdale, AZ 85260.

         Kona Investments Limited Partnership is a limited partnership organized under the laws of the State of Arizona. It serves as an investment vehicle and the address of its principal business and office is 15695 North 83rd Way, Scottsdale, AZ 85260.

         The Stephen P. and Roberta G. Shadle Trust is a trust created under the laws of the State of Arizona. It is a family trust and the address of its principal business and office is 2260 4th Avenue, Suite 2000, Yuma, Arizona 85364.

         (d) and (e)

         During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding or are a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

      Hayjour Family Limited Partnership, Kona Investments Limited Partnership, Jeffrey I. Rassas, Debi S. Rassas and Stephen C. Herman acquired beneficial ownership of the Common Stock reported on hereunder in the following manner. As a result of an acquisition of all of the assets and assumption of all of the liabilities of Genras, Inc. ("Genras") by Vinculum Incorporated, a predecessor to the Company, in exchange for shares of its common stock in June 1998, Jeffrey
I. Rassas and Stephen C. Herman, original shareholders in Genras, Inc., received shares of common stock in Vinculum Incorporated. Vinculum Incorporated and the Company completed a merger in August 1998 and all of the security holdings of Mr. Rassas and Mr. Herman were converted into shares of the Company ("Merger 1"). Hayjour Family Limited Partnership now holds the shares of Jeffrey I. Rassas and both Mr. Rassas and Debi S. Rassas are general partners of that entity. Kona Investments Limited Partnership now holds the shares of Stephen C. Herman and Mr. Herman is the general partner of that entity.

         Bomar Shaw Family Trust, LLC, MV3LP, LLLP, David S. Shaw, Marian Shaw and Mark Bolzern (the "LinuxMall Shareholders") acquired beneficial ownership of the Common Stock reported on hereunder on October 10, 2000 pursuant to the closing of the merger ("Merger 2") contemplated by the Agreement and Plan of Merger, as amended ("Merger Agreement 2"), dated August 7, 2000, by and among the Company, a wholly-owned subsidiary of the Company and LinuxMall.com, Inc., a Delaware corporation ("LinuxMall") attached hereto as Exhibit 9. Pursuant to Merger 2, all of the LinuxMall Shareholders' security holdings in LinuxMall were converted into shares of Common Stock or options to acquire shares of Common Stock. In addition, Merger Agreement 2 provided that certain employees, consultants and/or subcontractors of LinuxMall who agreed to receive a portion of their compensation for services rendered to LinuxMall in the form of shares of Common Stock would be paid with shares of Common Stock./1

         David Shaw entered into an Agreement of Purchase and Sale of Membership Interest (the "Purchase Agreement") with David Gale ("Seller"), dated October 4, 2000, whereby Mr. Shaw agreed to purchase Seller's entire membership interest (the "Interest") in LM.com, LLC, a Colorado limited liability company ("LM"). Pursuant to Merger Agreement 2, the Interest represents the right to receive 45,445 shares of Common Stock. Mr. Shaw useed personal funds to purchase the Interest. The price per share of Common Stock was approximately $0.88.

         Stephen P. Shadle, the Stephen P. and Roberta G. Shadle Trust, Bruce Parsons, Scott Shadle, Nick Futter, Don Young, Dave Colesante and Michael G. Colesante (the "JBSI Shareholders") acquired beneficial ownership of the Common Stock reported on hereunder on January 4, 2001 pursuant to the closing of the merger ("Merger 3") contemplated by the Agreement and Plan of Merger, as amended (the "Merger Agreement 3"), dated as of November 17, 2000, by and among the Company, a wholly-owned subsidiary of the Company and Jones Business Systems, Inc., a Texas corporation ("JBSI") attached hereto as Exhibit 1. Pursuant to Merger Agreement 3, all of the JBSI Shareholders' security holdings in JBSI were converted into shares of Common Stock or options to acquire shares of Common Stock./2

Item 4.           Purpose of the Transaction.

         Except as specifically set forth in Item 3, the purpose of the acquisition of Common Stock as effected by Merger 2 and Merger 3 (the "Mergers") was the Company's acquisition of all of the outstanding capital stock and equity interests of LinuxMall and JBSI, respectively. In the Mergers the security holdings of the Reporting Persons were converted into shares of Common Stock. Except as described in Item 3 above, which is hereby incorporated by reference, the Reporting Persons have no other plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

         Each of the Reporting Persons intends to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the Mergers. Accordingly, each Reporting Person reserves the right to change any plans and intentions at any time, as such Reporting Person deems necessary and appropriate.

--------
/1 David S. Shaw acquired 1500 shares of Common Stock in various transactions in November and December, 2000. Compensation in the form of shares of Common Stock was paid per Merger Agreement 2 as follows: Mark Bolzern 22,025; David S. Shaw 3,246 and Marian Shaw 1,676.

/2 Bruce Parsons acquired ownership of 6000 shares of Common Stock in September, 2000 and Nick Futter acquired ownership of 2000 shares of Common Stock in November, 2000. Both acquisitions were made in the open market and neither acquisition was related to Merger 3.

Item 5.           Interest in Securities of the Issuer.

(a) The Reporting Persons, along with Caldera Systems, Inc. ("Caldera"), as a group beneficially own 17,202,059 shares of Common Stock, which represent 55.07% of the outstanding Common Stock./3
--------
/3 Figures includes all options currently exercisable within 60 days by the Reporting Persons.

(b) Each Reporting Person directly and indirectly has shared power to vote or direct the vote of 17,202,059 shares of Common Stock. The table below shows the number of shares for which each Reporting Person has sole power and shared power to dispose of or direct the disposition of shares of Common
     Stock:

                                      Number of Shares for Which      Number of Shares for Which
                                      Holder has Shared Power to       Holder has Sole Power to
                                         Dispose or Direct the      Dispose or Direct the Disposition
Name                                          Disposition
----------------------------------    --------------------------    ---------------------------------
Mark Bolzern (1)                              2,181,400                26,525
Stephen P. Shadle (2)                           110,443             1,774,083
Stephen C. Herman                             1,618,212                     0
Jeffrey I. Rassas                             1,703,212                     0
Debi S. Rassas                                1,703,212                     0
David S. Shaw (3)                             1,191,476               108,691
Marian Shaw  (4)                              1,238,191                 3,476
Bruce Parsons (5)                                     0             1,021,766
Scott Shadle (6)                                      0               977,376
Nick Futter (7)                                       0               919,093
Don Young (8)                                         0               632,723
Dave Colesante (9)                                    0               567,154
Michael G. Colesante (10)                             0               369,905
Bomar Shaw Family Trust, LLC                  1,188,000                     0
MV3LP, LLLP                                   2,176,000                     0
Hayjour Family Limited Partnership            1,703,212                     0
Kona Investments Limited Partnership          1,618,212                     0
Stephen P. and Roberta G. Shadle Trust          110,443                     0

(1) Includes 4,500 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days, 22,025 shares received as compensation and 5,400 shares owned by spouse, Virginia Lane.

(2) Includes 267,000 shares beneficially owned pursuant to a right to acquire shares of Common stock within 60 days.

(3) Includes 103,945 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days, 3,246 shares received as compensation and 3,476 shares owned by spouse, Marian Shaw.

(4) Includes 1,676 shares received as compensation and 50,191 shares owned by spouse, David S. Shaw.

(5) Includes 278,178 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days and 14,685 shares beneficially owned pursuant to a right of spouse, Judy Parsons, to acquire shares of Common Stock within 60 days.

(6) Includes 270,507 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days.

(7) Includes 278,072 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days.

(8) Includes 277,057 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days.

(9) Includes 278,374 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days.

(10) Includes 278,250 shares beneficially owned pursuant to a right to acquire shares of Common Stock within 60 days.

(c) Within the past 60 days the following transactions were effected: The transactions described in Item 3 which are incorporated herein by reference. In addition, Nick Futter purchased 2000 shares of Common Stock in the open market at $0.84 per share on November 29, 2000 through his account with Morgan Stanley Dean Witter. David S. Shaw made the following purchases of Common Stock through his account with E Trade: 400 shares at $0.8437 per share on November 28, 2000; 200 shares at $0.5321 per share on December 19, 2000; 100 shares at $0.50 per share on December 21, 2000; and, 200 shares at $0.50 per share on December 21, 2000. Kona Investments Limited Partnership made the following sales of Common Stock through its account at First Financial Equity Corporation: 5,000 shares at $0.40 per share and 5,000 shares at $0.375 per share on January 3, 2001; 2,500 shares at $0.3125 per share, 2,500 shares at $0.34375 per share and 5,000 shares at $0.34375 per share on January 5, 2001; and 6,000 shares at $0.4375 per share and 4,500 shares at $0.34375 on January 11, 2001.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The response to Item 3 is hereby incorporated by reference herein.

              Marian Shaw is the general partner of Bomar Shaw Family Trust, LLC. Both Marian Shaw and Dave Shaw are beneficiaries of Bomar Shaw Family Trust, LLC. Shares totaling 1,188,000 set forth as shared dispositive power between Marian Shaw, Dave Shaw and Bomar Shaw Family Trust, LLC are held in the name of Bomar Shaw Family Trust, LLC. In addition, 50,191 shares set forth as shared dispositive power of Marian Shaw are held in the name of her spouse, David Shaw. Finally, 3,476 shares set forth as shared dispositive power of David Shaw are held in the name of his spouse, Marian Shaw.

              Mark Bolzern is the general partner of MV3LP, LLLP. Shares totaling 2,176,000 set forth as shared dispositive power between Mark Bolzern, and MV3LP, LLLP are held in the name of MV3LP, LLLP. In addition, 5,400 shares set forth as shared dispositive power of Mark Bolzern are held in the name of his wife, Virginia Lane.

              Jeffrey I. and Debi S. Rassas are the general partners of Hayjour Family Limited Partnership. Shares totaling 1,703,212 set forth as shared dispositive power between Jeffrey I. Rassas, Debi S. Rassas and Hayjour Family Limited Partnership are held by Hayjour Family Limited Partnership.

              Stephen C. Herman is the general partner of Kona Investments Limited Partnership. Shares totaling 1,618,212 set forth as shared dispositive power between Stephen C. Herman and Kona Investments Limited Partnership are held by Kona Investments Limited Partnership.

         Stephen P. Shadle is one of the trustees of the Stephen P. and Roberta
G. Shadle Trust. Shares totaling 110,443 set forth as shared dispositive power between Stephen P. Shadle and the Stephen P. and Roberta G. Shadle Trust are held by the Stephen P. and Roberta G. Shadle Trust.

         Under the terms of Merger Agreement 2, the Company expanded the number of members of its Board of Directors from two to seven members. The Company filled 5 of such 7 directorships by appointing 2 inside directors as directed by LinuxMall, acting through its Chief Executive Officer, and 3 outside directors as mutually agreed upon by the Company and LinuxMall acting through their respective Chief Executive Officers. The terms of Merger Agreement 2 required certain LinuxMall shareholders to execute a shareholder voting agreement and proxy. Jeffrey I. Rassas, Stephen C. Herman, David S. Shaw, Mark Bolzern and Caldera each executed a Shareholder Voting Agreement and Proxy (the "LMI Shareholder Agreements"), reconstituting the Board of Directors of the Company as required under the terms of Merger Agreement 2.

Registration Rights Agreement dated October 6, 2000, on behalf of and for the benefit of certain securityholders of LinuxMall which included David Shaw and Mark Bolzern.

Finally, in connection with Merger 2, Jeffrey I. Rassas and Stephen C. Herman each entered into a Lock-up Agreement dated October 5, 2000 which limited their ability to sell shares of Common Stock for a one year period.

              Under the terms of Merger Agreement 3, the Company shall fill one of its seven seats on its Board of Directors by appointing one Director as directed by JBSI acting through its President. A Shareholder Voting Agreement and Proxy (the "Shareholder Agreement"), attached hereto as Exhibit 6, reconstituting the Board of Directors of the Company as required under terms of Merger Agreement 3 was executed by the Reporting Persons and Caldera. The Shareholder Agreement specifically replaced and superseded the LMI Shareholder Agreements and does now constitute the sole agreement of the Reporting Persons as related to the subject matter thereof. The Reporting Persons became the beneficial owners of the Common Stock held by each Reporting Person pursuant to the Shareholder Agreement entered into in connection with Merger 3. The Shareholder Agreement provides that the signor thereof will vote all shares of Common Stock held by it in favor of such persons as are nominated by the Board of Directors as called for under Section 2 of the Shareholder Agreement. For the purpose of voting such shares, the Shareholder Agreement appoints Mr. Rassas, Mr. Shaw, Mr. Stephen Shadle and Mr. Parsons as proxies to vote all of the shares of Common Stock governed by the Shareholder Agreement. Caldera has provided written notice to the Company dated January 2, 2001 that it has relinquished its right to appoint or nominate a director of the Company.

              Moreover, in connection with Merger 3, certain shareholders of JBSI, including Stephen P. Shadle, the Stephen P. and Roberta G. Shadle Trust, Bruce Parsons, Scott Shadle, Nick Futter, Don Young, Dave Colesante and Michael
G. Colesante, entered into a Registration Rights Agreement, as modified, attached hereto as Exhibit 4, with the Company which provides, in part, that the Company will cause to be filed by January 31, 2001 a registration statement to include the Common Stock issued in Merger 3 naming those shareholders who wish to be named in such registration statement as selling shareholders.

              Finally, in connection with Merger 3, Stephen P. Shadle, Shadle Trust, Bruce Parsons, Scott Shadle, Nick Futter, Don Young, Dave Colesante and Michael G. Colesante entered into a Lock-up Letter, as modified, attached hereto as Exhibit 5, pursuant to which each agreed that for a period of one year from the Closing Date (as defined in Merger Agreement 3), they will not offer or sell, directly or indirectly, shares of Common Stock, including any other securities that are convertible into or exercisable or exchangeable for, or that represents a right to purchase or receive, Common Stock in an amount in excess of 25% per quarter for one year, plus any unsold percentages from prior quarters of such one year period, of the number of shares of Common Stock which each would be permitted to sell pursuant to Rule 144 of the Securities Act of 1933, as amended.

         Each of the documents filed as exhibits hereto are hereby incorporated by reference in response to this Item 6.

Item 7.           Material to be Filed as Exhibits.

Exhibit   Description

   1 Agreement and Plan of Merger, dated November 17, 2000, by and among Ebiz Enterprises, Inc., a Nevada corporation, Jones Business Systems, Inc., a Texas corporation, and JBSI Acquisition, Inc., a Texas corporation. Incorporated by reference from Exhibit 2.1 to Form 8-K filed January 19, 2001.

   2 First Amendment to Agreement and Plan of Merger, dated December 22, 2000. Incorporated by reference from Exhibit 2.2 to Form 8-K filed January 19, 2001.

   3 Second Amendment to Agreement and Plan of Merger, dated January 3, 2001. Incorporated by reference from Exhibit 2.3 to Form 8-K filed January 19, 2001.

   4 Registration Rights Agreement, by and among Ebiz Enterprises, Inc., a Nevada corporation, and Shareholders of Jones Business Systems, Inc., dated as of January 3, 2001. Incorporated by reference from Exhibit
          2.4 to Form 8-K filed January 19, 2001.

   5 Lock-up Letter dated as of November 30, 2000. Incorporated by reference from Exhibit 2.2 to Form 8-K filed January 19, 2001. Incorporated by reference from Exhibit 2.5 to Form 8-K filed January 19, 2001.

   6 Shareholder Voting Agreement and Proxy dated October 5, 2000. Incorporated by reference from Exhibit 2.2 to Form 8-K filed January 19, 2001.

   7      Filing Agreement, dated January 12, 2001.

   8 Agreement and Plan of Merger, dated as of August 7, 2000, by and among Ebiz Enterprises, Inc., a Nevada corporation, LinuxMall.com, Inc., a Delaware corporation, and Linux Mall Acquisition, Inc., a Delaware corporation. Incorporated by reference from Schedule 13D filed October 20, 2000.

   9 Form of Registration Rights Agreement, by and among Ebiz Enterprises, Inc., a Nevada corporation, and LinuxMall.com, Inc., a Delaware corporation. Incorporated by reference from Schedule 13D filed October 20, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: January 12, 2001

                                            /s/   Mark Bolzern
                                            ------------------
                                            Name:  Mark Bolzern

                                            /s/   Stephen C. Herman
                                            -----------------------
                                            Name:  Stephen C. Herman

                                            /s/   Jeffrey I. Rassas
                                            -----------------------
                                            Name: Jeffrey I. Rassas

                                            /s/   Debi S. Rassas
                                            --------------------
                                            Name:  Debi S. Rassas

                                            /s/   David S. Shaw
                                            -------------------
                                            Name:  David S. Shaw

                                            /s/   Marian Shaw
                                            -----------------
                                            Name:  Marian Shaw

                                            Bomar Shaw Family Trust, LLC

                                                By: /s/  Marian Shaw
                                                ----------------
                                                Name:  Marian Shaw
                                                Title: General Partner

                                            MV3LP, LLLP

                                                By: /s/  Mark Bolzern
                                                -----------------
                                                Name:  Mark Bolzern
                                                Title: General Partner

                                            Hayjour Family Limited Partnership

                                            By: /s/  Debi S. Rassas
                                                -------------------
                                                Name:  Deborah Rassas
                                                Title: General Partner

                                            By: /s/   Jeffrey I. Rassas
                                                ----------------------
                                                Name:  Jeffrey I. Rassas
                                                Title: General Partner

                                            Kona Investments Limited Partnership

                                            By: /s/  Steven C. Herman
                                                ---------------------
                                                Name:  Steven C. Herman
                                                Title: General Partner

                                            /s/   Bruce Parsons
                                            -----------------------------
                                            Name: Bruce Parsons

                                            Stephen P. and Roberta G.
                                            Shadle Trust

                                            By:   /s/  Stephen P. Shadle
                                            -----------------------------
                                            Name: Stephen P. Shadle,
                                            Title: Trustee

                                            /s/   Stephen P. Shadle
                                            --------------------------------
                                            Name: Stephen P. Shadle

                                            /s/   Scott Shadle
                                            --------------------------------
                                            Name: Scott Shadle

                                            /s/   Nick Futter
                                            --------------------------------
                                            Name: Nick Futter

                                            /s/   Don Young
                                            --------------------------------
                                            Name: Don Young

                                            /s/   Dave Colesante
                                            --------------------------------
                                            Name: Dave Colesante

                                            /s/   Mike Colesante
                                            --------------------------------
                                            Name: Mike Colesante

                                                                      Schedule I
                                                               Reporting Persons


                                                                                      Name, Principal Business and Address
                                                                                          of any Organization in Which
                                  Principal Occupation and Business Address or              Employment is Conducted*
           Name                                    Residence*
           ----                  ---------------------------------------------        ----------------------------------------
Mark Bolzern                    Computer Consulting                                   General Computer Services, Inc.
                                PO Box 460190                                         Computer Consulting
                                Aurora, Colorado 80046-1090                           3197 South Mobile Way
                                                                                      Aurora, Colorado 80013
Stephen C. Herman               General Partner                                       Kona Investments Limited Partnership
                                                                                      Investments
                                                                                      15695 N. 83rd Way
                                                                                      Scottsdale, AZ 85260
Jeffrey I. Rassas               Chairman and Chief Strategic Officer                  Ebiz Enterprises, Inc.
                                                                                      Computer Servers
                                                                                      15695 N. 83rd Way
                                                                                      Scottsdale, AZ 85260
Debi S. Rassas                  General Partner                                       Hayjour Family Limited Partnership
                                                                                      Investments
                                                                                      15695 N. 83rd Way
                                                                                      Scottsdale, AZ 85260
David S. Shaw                   Chief Executive Officer                               Ebiz Enterprises, Inc.
                                                                                      Computer Servers
                                                                                      15695 N. 83rd Way
                                                                                      Scottsdale, AZ 85260
Marian Shaw                     General Partner                                       Bomar Shaw Family Trust, LLC
                                                                                      Family Trust
                                                                                      PO Box 460190
                                                                                      Aurora, CO 80046-1090
Stephen P. Shadle               Attorney at Law                                       Westover, Shadle, Carter & Walsma,
                                                                                      PLC
                                                                                      Law Practice
                                                                                      2260 S. 4th Ave., Ste. 2000
                                                                                      Yuma, AZ 85364
Bruce Parsons                   President                                             Ebiz Enterprises, Inc.
                                                                                      Computer Servers
                                                                                      13715 Murphy Road, Suite D
                                                                                      Stafford, TX 77477
Scott Shadle                    Sr. Vice-President Business Development               Vericenter, Inc.
                                                                                      Application Service Provider.
                                                                                      757 N. Eldridge, 4th Floor
                                                                                      Houston, TX 77079
Nick Futter                     Director of Sales                                     Ebiz Enterprises, Inc.
                                                                                      Computer Servers
                                                                                      13715 Murphy Road, Suite D
                                                                                      Stafford, TX 77477
Don Young                       Director of Engineering                               Ebiz Enterprises, Inc.
                                                                                      Computer Servers
                                                                                      13715 Murphy Road, Suite D
                                                                                      Stafford, TX 77477
Dave Colesante                  Senior Vice-President                                 VeriCenter, Inc.
                                                                                      Application Service Provider
                                                                                      757 N. Eldridge, 4th Floor
                                                                                      Houston, TX 77079
Michael G. Colesante            Chief Operating Officer                               Ebiz Enterprises, Inc.
                                                                                      Computer Servers
                                                                                      13715 Murphy Road, Suite D
                                                                                      Stafford, TX 77477

* The business address for each person whose name appears in this Schedule 1 is the same address as the business address where employment is conducted as set forth in the far right column.